UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tectonic Therapeutic, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

878972108

(CUSIP Number)

Michael K. Bradshaw, Jr.

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue NW, Suite 900

Washington, DC 20001

Tel: (202) 689-2800

Fax: (202) 689-2860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878972108	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Timothy A. Springer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,293,121 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,293,121 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,293,121 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.1% (2)
14.	Type of Reporting Person (See Instructions) IN, OO

(1)	Consists of (i) 3,796,764 shares of common stock held directly by Dr. Springer, (ii) 310,223 shares of common stock held by TAS Partners LLC, of which Dr. Springer is manager and has sole voting and dispositive control, and (iii) 186,134 shares of common stock held directly by Dr. Lu.

(2)	The percentage reported in row 13 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of common stock beneficially owned by the Reporting Person and an aggregate of 14,734,479 shares of common stock outstanding as of August 9, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, dated August 14, 2024.

CUSIP No. 878972108	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons. TAS Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 310,223 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 310,223 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 310,223 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 310,223 shares of common stock held directly by TAS Partners LLC.

(2)	The percentage reported in row 13 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of common stock beneficially owned by the Reporting Person and an aggregate of 14,734,479 shares of common stock outstanding as of August 9, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, dated August 14, 2024.

CUSIP No. 878972108	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons. Chafen Lu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 186,134 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 186,134 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 186,134 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 186,134 shares of common stock held directly by Dr. Lu.

(2)	The percentage reported in row 13 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of common stock beneficially owned by the Reporting Person and an aggregate of 14,734,479 shares of common stock outstanding as of August 9, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, dated August 14, 2024.

CUSIP No. 878972108	13D	Page 5 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to the statement on Schedule 13D (this “Statement”) with respect to the shares of common stock, par value $0.0001 per share (the “Shares”), of Tectonic Therapeutic, Inc., a Delaware corporation (the “Issuer”), originally filed by Timothy A. Springer (“Dr. Springer”) and TAS Partners LLC (“TAS”) on June 26, 2024 (such statement and amendments, as further amended herein, the “Schedule 13D”), amends the Schedule 13D to add Chafen Lu (“Dr. Lu” and, collectively with Dr. Springer and TAS, the “Reporting Persons”) as a reporting person, and as set forth below.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically amended by this Amendment No. 1, items in the Schedule 13D are unchanged.

Item 2.	Identity and Background.

(a) The names of the reporting persons are Timothy A. Springer (“Dr. Springer”), TAS Partners LLC (“TAS”) and Chafen Lu (“Dr. Lu”). The reporting persons are collectively referred to herein as the “Reporting Persons.” Dr. Springer is a director of the Issuer and Dr. Lu is Dr. Springer’s wife.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D and incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b) The business address of each of Dr. Springer, TAS and Dr. Lu is 36 Woodman Road, Newton, Massachusetts 02467.

(c) The present principal occupation or employment of Dr. Springer is the Latham Family Professor and a Professor of Biological Chemistry and Molecular Pharmacology at Harvard Medical School, and the Principal Investigator in the Program in Cellular and Molecular Medicine and a Professor of Medicine at Boston Children’s Hospital, in each case located at 3 Blackfan Circle, Room 3103, Boston, Massachusetts 02115, and Dr. Lu is presently self-employed.

The principal business of TAS is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each of Dr. Springer and Dr. Lu is a citizen of the United States. TAS was formed and operates in the United States.

CUSIP No. 878972108	13D	Page 6 of 8 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to be supplemented by the following:

On September 24, 2024, TAS distributed an aggregate of 1,240,893 Shares held by it to Dr. Springer and Dr. Lu. TAS distributed 1,054,759 Shares to Dr. Springer and 186,134 Shares to Dr. Lu.

In open market purchases on September 26, 2024, Dr. Springer acquired an aggregate of 50,000 Shares at prices ranging from $27.68 to $30.90 per share for an aggregate purchase price of approximately $1.4 million. Dr. Springer used personal funds for such acquisitions.

Item 5.	Interest in Securities of the Issuer.

The information set forth under Item 3 and the cover pages of this Statement is incorporated herein by reference into this Item 5.

(a) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 14,734,479 Shares issued and outstanding as of August 9, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, dated August 14, 2024. The number of Shares beneficially owned by each Reporting Person has not changed since the date of event that requires filing of this Statement.

The Reporting Persons, in the aggregate, beneficially own 4,293,121 Shares, representing approximately 29.1% of such class of securities.

Dr. Springer is the beneficial owner of a total of 4,293,121 Shares, representing approximately 29.1% of the outstanding Shares and consisting of (i) 3,796,764 Shares held directly, (ii) 310,223 Shares held by TAS and (iii) 186,134 Shares held by Dr. Lu.

TAS is the beneficial owner of a total of 310,223 Shares, representing approximately 2.1% of the outstanding Shares. TAS holds all such Shares directly. Dr. Springer is the sole managing member of TAS.

Dr. Lu is the beneficial owner of a total of 186,134 Shares, representing approximately 1.3% of the outstanding Shares. Dr. Lu holds all such Shares directly. Dr. Lu is the spouse of Dr. Springer.

(b) Dr. Springer exercises sole voting and dispositive power over the Shares held by him directly and the Shares held by TAS. Dr. Springer disclaims beneficial ownership of the Shares held by TAS, except to the extent of his pecuniary interest therein. Dr. Lu exercises sole voting and dispositive power over the Shares held by her directly.

(c) The Reporting Persons have not engaged in any transactions with respect to the Shares during the 60 days before the date of this filing, except as described in Item 3 above.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 878972108	13D	Page 7 of 8 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit

99.4	Joint Filing Agreement, filed herewith.

99.5	Stock Transfer Agreement, dated as of September 24, 2024 by and among TAS Partners, LLC, Timothy Springer and Chafen Lu, filed herewith

[signature page follows]

CUSIP No. 878972108	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2024

/s/ Timothy A. Springer
Timothy A Springer

/s/ Chafen Lu
Chafen Lu

TAS Partners LLC

By:	/s/ Timothy A. Springer
Name:	Timothy A. Springer
Title:	Manager